Exhibit 12.2
United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended
	June 30,
(In millions)	2009	2008
		Adjusted (e)
Earnings (loss):
Loss before income taxes & adjustments for minority interest and equity earnings of affiliates	$(393)	$(3,351)

Add (deduct):
Fixed charges, from below	439	432
Amortization of capitalized interest	1	—
Distributed earnings of affiliates	1	—
Minority interest	(1)	(1)
Interest capitalized	(5)	(10)

Earnings (loss) as adjusted	$42	$(2,930)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$269	$283
Portion of rental expense representative of the interest factor	170	149

Fixed charges, as above	439	432

Preferred stock dividend requirements (pre-tax) (b)	—	2

Fixed charges including preferred stock dividends	$439	$434

Ratio of earnings to fixed charges	(c)	(d)

Ratio of earnings to fixed charges and preferred stock dividend requirements	(c)	(d)

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)	The Company had an immaterial tax rate in the 2008 period and did not adjust its preferred stock dividends.

(c)	Earnings were inadequate to cover fixed charges by $397 million for the six months ended June 30, 2009.

(d)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred stock dividend requirements by $3.4 billion for the six months ended June 30, 2008.

(e)	In accordance with a new accounting standard that became effective January 1, 2009, the amounts reported for 2008 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 2, “New Accounting Pronouncements,” in Combined Notes to Condensed Consolidated Financial Statements (Unaudited).